Filer:The Profit Recovery Group International, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                Subject Company: Howard Schultz & Associates International, Inc.
                                                   Commission File No. 000-28000




NEWS RELEASE
FOR IMMEDIATE RELEASE






                 THE PROFIT RECOVERY GROUP INTERNATIONAL REPORTS
                        SECOND-QUARTER FINANCIAL RESULTS

                 Company Reports Earnings per Diluted Share from
               Continuing Operations of $0.06; Reconfirms 2001 EPS
            Expectation in Lower-end of $0.45-$0.50 Range, Excluding
                                One-time Charges.


ATLANTA, JULY 26, 2001 - The Profit Recovery Group International,  Inc. (Nasdaq:
PRGX) today announced financial results for the second quarter and first six months of 2001.

RESULTS FROM CONTINUING OPERATIONS

Three Months Ended June 30

Revenues from continuing operations for the second quarter of 2001 totaled $76.8 million, compared to $76.7 million for the second quarter of 2000. The Company reported net earnings from continuing operations in the second quarter of 2001 of $2.7 million, or $0.06 per diluted share, compared to $6.6 million, or $0.13 per diluted share for the same period in 2000. Reported diluted per-share amounts are based on 48.5 million shares outstanding for the second quarter of 2001 compared with 50.5 million for the year-earlier period.


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Second quarter 2001 operating income (EBIT) from continuing  operations was $6.3 million, or 8.2 percent of revenues, a decrease from $13.6 million or 17.7 percent of revenues, from the year-earlier period. Earnings before interest, taxes, depreciation and amortization (EBITDA) were $11.9 million or 15.5 percent of revenues in the second quarter of 2001, compared to $19.7 million or 25.7 percent of revenues in the second quarter of 2000.

Six Months Ended June 30

Revenues from continuing operations for the first six months of 2001 totaled $142.3 million, compared to $140.6 million for the first six months of 2000. Excluding non-recurring charges (see "Non-Recurring Charges" below), the Company reported net earnings from continuing operations in the first six months of 2001 of $1.7 million, or $0.04 per diluted share, compared to $7.2 million, or $0.14 per diluted share for the same period in 2000. Reported diluted per-share amounts are based on 48.3 million shares outstanding for the first six months of 2001, compared with 50.7 million for the year-earlier period.

Excluding non-recurring charges, operating income (EBIT) from continuing operations for the first six months of 2001 was $6.6 million, or 4.7 percent of revenues, a decrease from $16.2 million or 11.5 percent of revenues, during the year-earlier period. Earnings before interest, taxes, depreciation and amortization (EBITDA) prior to non-recurring charges were $18.1 million or 12.7 percent of revenues in the first six months of 2001, compared to $28.3 million or 20.1 percent of revenues in the first six months of 2000.

Non-Recurring Charges

During the first quarter of 2001, the Company incurred non-recurring charges in the form of severance and other personnel costs of approximately $0.8 million, or $0.01 per diluted share on an after-tax basis, related to the implementation of its strategic realignment announced on January 31, 2001. These charges have been excluded in the discussion of financial results for the six months ended June 30, 2001.

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


Continuing Operations Segment Financial Highlights

Please refer to Schedule 3 of this press release for a presentation of (pro-forma) segment operating results in table form.

Accounts Payable: Revenues for the second quarter 2001 were $67.1 million, an increase of 3.1 percent over $65.1 million for the same period a year ago. Operating income (EBIT) for the second quarter 2001 was $15.6 million (23.3 percent of revenues), compared to $17.2 million (26.5 percent of revenues) in 2000. Earnings before interest, taxes, depreciation and amortization (EBITDA) were $19.0 million (28.4 percent of revenues) for the second quarter 2001, compared to $21.2 million (32.7 percent of revenues) in 2000.

Revenues for the first six months of 2001 were $124.7 million, compared to $122.6 million for the same period a year ago. Excluding non-recurring charges, operating income (EBIT) for the first six months of 2001 was $26.7 million (21.4 percent of revenues), compared to $29.5 million (24.1 percent of revenues) in 2000. Earnings before interest, taxes, depreciation and amortization (EBITDA), excluding non-recurring charges, were $33.6 million (27.0 percent of revenues) for the first six months of 2001, compared to $37.4 million (30.6 percent of revenues) in 2000.

French Taxation Services: Revenues for the second quarter 2001 were $9.7 million, compared to $11.6 million for the same period a year ago. Operating loss for the second quarter 2001 was $0.5 million (5.1 percent of revenues), compared to operating income of $3.0 million (25.4 percent of revenues) in 2000. Earnings before interest, taxes, depreciation and amortization (EBITDA) were $0.5 million (5.1 percent of revenues) for the second quarter 2001, compared to $4.0 million (34.0 percent of revenues) in 2000.

Revenues for the first six months of 2001 were $17.6 million, compared to $18.0 million for the same period a year ago. Operating loss for the first six months of 2001 was $1.4 million (7.7 percent of revenues), compared to operating income of $2.1 million (11.7 percent of revenues) in

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

2000. Earnings before interest, taxes, depreciation and amortization (EBITDA) were $0.7 million (4.0 percent of revenues) for the first six months of 2001, compared to $4.1 million (22.7 percent of revenues) in 2000.

While no final  determinations  have yet been made,  the  Company  continues  to
explore  its  strategic   alternatives  with  respect  to  its  French  Taxation
operations.

Corporate Overhead: Segment operating income (EBIT) as reported above does not include corporate overhead. For the second quarter 2001, corporate overhead represented 11.5 percent of total revenues from continuing operations, compared to 8.6 percent in the second quarter of 2000. For the first six months of 2001, excluding non-recurring charges, corporate overhead represented 13.2 percent of total revenues from continuing operations, compared to 10.9 percent in the first six months of 2000.

RESULTS FROM DISCONTINUED OPERATIONS

The Company generated a loss from discontinued operations in the second quarter of 2001 of $3.8 million, which has been deferred as required under generally accepted accounting principles, since it is expected to be recovered upon ultimate sale of these businesses. Approximately one-half of this loss related to sale activities and employee retention bonuses. This compares to approximately breakeven results during the second quarter of 2000, which did not have similar sale-related costs.

The Company and its investment bankers have made substantial progress in their efforts to sell the discontinued operations.

CASH FLOW AND DAYS SALES OUTSTANDING (DSO'S)

Net cash from operating activities for the three months ended June 30, 2001 was approximately $8.1 million, compared to $2.6 million in 2000.

DSO's (Days Sales Outstanding) from continuing operations as of June 30, 2001 stood at 78 days, compared to 79 days a year earlier.

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

2001 OUTLOOK

Revenues from continuing operations in the second half of 2001 are expected to grow approximately 14% over the prior year, with Accounts Payable revenues growing approximately 18% and French Taxation Services revenues declining approximately 4%. Earnings per diluted share from continuing operations for the second half of 2001 are expected to total within the range of $0.41 - $0.42. As such, the Company expects to achieve the lower end of the $0.45 - $0.50 range previously provided for earnings per diluted share for the full year 2001, excluding non-recurring charges incurred in the first quarter.

For the third quarter 2001, revenues from continuing operations are expected to grow approximately 7% over the prior year, with Accounts Payable revenues growing approximately 12%. French Taxation Services revenues are expected to decrease in the third quarter by approximately 21%, as compared to the prior year. Earnings per diluted share from continuing operations for the third quarter are expected to be in the range of $0.14 to $0.16.

The preceding outlook excludes any impact in the form of non-recurring charges or revenue and earnings contribution resulting from the planned acquisition of Howard Schultz and Associates announced today in a separate press release.

CONFERENCE CALL AND WEBCAST INFORMATION

PRG will hold a conference call today, July 26, 2001 at 10 a.m. EDT to further discuss the information in this press release, as well as its planned acquisition of Howard Schultz and Associates announced today in a separate press release, and to provide an update with respect to other company developments. Listeners in the U.S. should dial 888.396.0289 at least 5 minutes prior to the start of the conference. Listeners outside the U.S. should dial 415.228.3887. To access the conference call, provide the leader's name 'John Cook' and the passcode 'PRGX.'


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

The teleconference will also be audiocast on the Internet at www.prgx.com. Real Network's Real Player or Microsoft Windows Media Player is required to access the audiocast. Real Player can be downloaded from www.real.com. Media Player can be downloaded from www.microsoft.com/windows/mediaplayer.

ABOUT THE PROFIT RECOVERY GROUP INTERNATIONAL, INC.

Headquartered  in Atlanta,  Ga., The Profit Recovery Group  International,  Inc.
(PRG) is one of the world's leading providers of recovery audit services. PRG's continuing operations employ approximately 2,500 employees in 34 countries providing more than 2,500 clients with insightful value to optimize and expertly manage their business transactions. PRG's clients represent a variety of industries including retailing, wholesale distribution, manufacturing, government, high-tech and healthcare organizations. PRG was founded in 1990 and became a publicly-traded company in 1996. Shares of PRG are traded on the NASDAQ National Market under the symbol PRGX. For additional information visit our web site at www.prgx.com.

FORWARD LOOKING STATEMENTS

Statements made in this news release which look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include the possibilities that (i) our announced divestitures may require a longer time to accomplish than we anticipate, or may not be consummated at all, and we may incur additional losses if, upon disposal, we do not receive the prices we anticipate for such businesses and may incur unanticipated further charges as a result of our divestiture initiatives, (ii) the announced intention to dispose of the discontinued operations may result in the loss of key personnel and diminished operating results in such operations, (iii) we may not achieve anticipated expense savings, (iv) our past and future investments in technology and e-commerce may not benefit our business, (v) our Accounts Payable and French Taxation Services businesses may not grow as expected, (vi) our international expansion may prove unprofitable and (vii), we may not be able to successfully complete the acquisition of Howard Schultz and Associates or successfully integrate such firm and achieve the substantial planned post-acquisition synergy cost savings even if the acquisition is completed. If the acquisition of Howard Schultz and Associates is not completed, the Company will incur a substantial charge to operations for cumulative out-of-pocket business combination costs incurred. Other risks and uncertainties that may affect our business include (i) our ability to effectively manage our business during the divestitures and our business integration with Howard Schultz and Associates, (ii) the possibility of an adverse judgment in pending securities litigation, (iii) the impact of certain accounting pronouncements by the Financial Accounting Standards Board or the United States Securities and Exchange Commission, (iv) potential timing issues that could delay revenue recognition, (v) the effect of strikes, (vi) future weakness in the currencies of countries in which we transact business, (vii)

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

changes in economic cycles, (viii) competition from other companies, (ix) the effect of bankruptcies of our larger clients, (x) changes in governmental regulations applicable to us, and other risk factors, detailed in our Securities and Exchange Commission filings, including the Company's Form 10-K filed March 27, 2001. The Company disclaims any obligation or duty to update or modify these forward-looking statements.

ADDITIONAL INFORMATION

PRG and Howard Schultz & Associates International, Inc. ("HS&A") will file a joint proxy statement/prospectus and other relevant documents concerning the proposed acquisition discussed herein with the SEC. Investors of PRG and HS&A are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by PRG free of charge by requesting them in writing from Leslie H. Kratcoski, Director, Investor Relations, The Profit Recovery Group International, Inc., 2300 Windy Ridge Parkway, Suite 100 N, Atlanta, GA 30339 or by telephone at 770-779-3900

PRG and HS&A, and their respective directors and executive officers, and certain of their employees, may be deemed to be participants in the solicitation of proxies from the stockholders of PRG and HS&A in connection with the acquisition. These participants may have interests in the acquisition, including interests resulting from holding options or shares of PRG and HS&A common stock. Information about the interests of directors and executive officers of PRG and HS&A and their ownership of securities of PRG and HS&A will be set forth in the joint proxy statement/prospectus.

Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.


                                      # # #
Contacts:

    Investor Contact:                            Media & Client Contact:
    Leslie H. Kratcoski                          Michelle B. Duncan
    Investor Relations                           Corporate Communications
     (770) 779-3099                              (770) 779-3295

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